Exhibit 99.1

Trillion Energy Initiates Velocity String Program

October 4, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce it is gearing up SASB gas field operations with the installation of Velocity Strings (VS) at this time.

On September 30th, 2024, after the Company reached an agreement with its partner at SASB on the technical aspects of the program, it was assigned operatorship for the conduct of this program.

The Company then was able to sign a service agreement with a snubbing provider “Snub Co” to install the velocity strings. Mobilization of the snubbing unit, which is currently in Romania, has begun. The propose of the operation is to increase or stabilize production rates in producing wells, by reducing water loading.

Currently the Akcakoca-3 and South Akcakoca-2 are averaging 2.55 MMcf/d and 2.3 MMcf/over the past 30 days. The other two long reach directionally drilled wells Guluc-2 and West Akcakoca-1 were only produced intermittently due to water loading. Even still, Guluc-2 averaged 1.7 MMcf/d over the last 2 months.

Arthur Halleran CEO of Trillion stated:

“Initially it was assumed that the VS could only be run in using a drilling rig, however, we have now convinced all a snubbing unit can accomplish this activity. This has been a giant step forward. This strategic move underscores our commitment to maximizing shareholder value through operational excellence and innovative solutions in the dynamic European energy market.”

Oil block update -The Company has continued to work to finalize a farm-in to earn a working and revenue interest in M46 and M47 oil exploration blocks within the Cudi-Gabar petroleum province, Southeastern Turkiye (the “Oil Blocks”). The Company initiated seismic work in 2023 on the Oil Blocks planned four exploration wells for 2024, however, such wells have not been drilled as the Company focused on its workover program at SASB. As a result, the block license owner secured a third party to drill two wells on the Oil Blocks and gave up a 20% interest. As such, the first two wells will not be drilled by Trillion and Trillion is committed to earning an interest in the Oil Blocks subject to financing and finalizing participation terms.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran, Chief Executive Officer

Brian Park, Vice President of Finance

1-778-819-1585

E-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.